Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Galactic Annihilation Inc.
1100 Bellevue Way NE STE 8A-557
Bellevue, WA 98004
https://planetaryannihilation.com/

Up to $1,234,999.50 in Common Stock at $1.05
Minimum Target Amount: $15,000.30

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Galactic Annihilation Inc.
Address: 1100 Bellevue Way NE STE 8A-557, Bellevue, WA 98004
State of Incorporation: DE
Date Incorporated: January 28, 2021

Terms:

Equity

Offering Minimum: $15,000.30 | 14,286 shares of Common Stock
Offering Maximum: $1,234,999.50 | 1,176,190 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.05
Minimum Investment Amount (per investor): $499.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Planetary Annihilation on Kickstarter, you are eligible for additional bonus shares.

Time-Based Rewards

Tip of the Spear

Invest within the first 48 hours and receive 15% bonus shares.

Advanced Scouts

Invest within the first 5 days and receive 10% bonus shares.

Aerial Reconnaissance

Invest within the first 10 days and receive 5% bonus shares.

Amount Based Rewards

Private First Class

Invest $500+ and receive Access to Exclusive Beta + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developers.

Corporal Perk

Invest $750+ and receive Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developers.

Sergeant Perk

Invest $1,000+ and receive 3% bonus shares + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developers.

Captain Perk

Invest $2,000+ and receive 5% bonus shares + Producer Credits + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developer.

Major Perk

Invest $10,000+ and receive 10% bonus shares + discuss and advise on the game on a team video call + Producer Credits + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developer.

General Perk

Invest $25,000+ and receive 15% bonus shares + discuss and advise on the game on a team video call + Producer Credits + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developer.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Galactic Annihilation, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.05 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $105. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Galactic Annihilation is a gaming, software & services company formed by the creators of the popular 'Planetary Annihilation', a real-time strategy game that sold 3M+ copies. Industrial Annihilation is the sequel to – and set in the same universe as – Planetary Annihilation.

We have an exclusive license to the original Planetary Annihilation IP, including that title's robust game engine and underlying technology. Our strong leadership team also boasts 100+ combined years of successful experience in the gaming industry.

Industrial Annihilation blends the iconic real-time strategy of the beloved Annihilation series of games with deep factory-building to deliver a blend of genres unlike any you've experienced before.

Build a unique working factory-sim to extract resources, lay production pipelines, construct units, and erect defenses against the corruption of Chaos in an epic singleplayer campaign featuring world-class RTS combat. Or, match wits against other Commanders online in intense co-op and PvP battles.

According to our research, we are constructing the next-generation of RTS in a way players have never seen before. It's Annihilation-inspired gameplay on a planetary scale.

Galactic Annihilation, Inc. was incorporated in Delaware on January 28, 2021, as a C-Corporation. Galactic Annihilation, Inc. is a separate entity from Planetary Annihiliation, Inc. Galactic Annihilation, Inc. has an exclusive license with Planetary Annihilation, Inc. to use all of Planetary Annihilation, Inc.'s intellectual property. See Related Party Transaction section for details.

Competitors and Industry

COMPETITORS

Our competition includes other real-time strategy (RTS) games available on PC marketplaces such as Steam and Epic Game Store. Broadly defined on Wikipedia, Real-time strategy (RTS) is a subgenre of strategy video games that doesn't progress incrementally in turns, but allows all players to play simultaneously, in "real time".

In a real-time strategy game, each participant positions structures and maneuvers multiple units under their indirect control to secure areas of the map and/or destroy their opponents' assets. In a typical RTS game, it is possible to create additional units and structures, generally limited by a requirement to expend accumulated resources.

These resources are in turn garnered by controlling special points on the map and/or possessing certain types of units and structures devoted to this purpose.

More specifically, the typical game in the RTS genre features resource-gathering, base-building, in-game technological development, and indirect control of units.

https://en.wikipedia.org/wiki/Real-time_strategy

Our competition includes the most popular RTS games, which are, but not limited to:

StarCraft 2, Command & Conquer, Northgard, Offworld Trading Company, Company of Heroes, Ashes of Singularity: Escalation, Driftland: The Magic Revival, Supreme Commander.

(https://www.pcgamesn.com/best-rts-games-pc)

Industrial Annihilation stands out from these popular RTS games in key ways:

1) It combines a full factory building sim game alongside a full RTS game.

A factory building sim is a game where you step- by- step build an automated factory out of raw resources. By adding this style of gameplay into a traditional RTS game we can have deeper and more interesting supply lines to attack. The game is also meant to attract players who love to build but would rather have the AI take on the burden of attacking and defending as a partner.

RTS Games have typically focused on combat and have had limited simulation of supply lines. Our game, Industrial Annihilation, blurs the line between genres and allows players to focus on making a cool factory, blowing up robots, or doing both.

Additional Detail

Factory building games, or "factory sims" for short, are titles that emphasize constructing and managing large automated processes to produce game winning results. In these titles, players are tasked with overseeing interconnected bits of operable machinery that, when combined, produce more compelling gameplay and progression. This subgenre of strategy is also commonly referred to as "construction and management simulations" or CMS. Notable CMS entries include titles like Factorio and Satisfactory. Industrial Annihilation uniquely combines aspects of RTS (real-time base construction, unit deployment and combat) with factory simulation games (complex interconnected automation and machinery), to create an experience that blends two otherwise distinct genres into one compelling package.

Construction and management simulation - Wikipedia (https://en.wikipedia.org/wiki/Construction_and_management_simulation)

2) Our single player campaign also has a focus on factory mechanics where building is an important aspect of finishing the campaign.

3) It is part of the same universe and unique IP of 'Annihilation' games, and the sequel to the popular Planetary Annihilation.

<u>MARKET & INDUSTRY</u>

According to Statista, the worldwide strategy games market (RTS games are a subgenre in the strategy game genre) was projected to reach total revenue of $22.01B in 2022 with a CAGR rate of 7.50% from 2022-2027, resulting in a projected market volume of $33.01B by 2027.

Statista states that in-app purchase (IAP) revenue in the Strategy Games market is projected to reach $15.73B in 2022 with the number of downloads in the same market projected to reach 3.40B downloads in 2022.

https://www.statista.com/outlook/dmo/app/games/strategy-games/worldwide

Current Stage and Roadmap

<u>Current Stage</u>

Industrial Annihilation is currently under development and is not yet available on the market. We plan to release Industrial Annihilation on Steam Early Access in Q2 2024 at $29.99. When the full game releases within a year after that, the full price would increase to $39.99. The game would be released on PC and utilize the Unreal 5 Engine.

<u>Future Roadmap</u>

Our business model at Galactic Annihilation revolves around creating and releasing our video games on today's market-leading platforms, with a primary emphasis on PC gaming through channels like Steam. Our revenue generation strategy is quite clear-cut: the total income for each game depends on the number of copies sold, multiplied by the retail price minus

first-party fees. We're anticipating an MSRP of $39.99 and plan to take advantage of sales and potential bundling opportunities to provide our games at competitive prices over the product's lifecycle.

We have been steadily building momentum after over two years of relentless dedication. Our game is packed with units, buildings, and more, which we believe sets the stage for an accelerated journey towards refining gameplay, conducting rigorous testing, and achieving a level of polish that will ready the game for an anticipated 2024 Early Access launch on Steam.

The Team

Officers and Directors

Name: Jonathan Scott Mavor

Jonathan Scott Mavor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Jonathan is the CEO and also leads creative on the IP. Jonathan works 40+ hours per week and currently receives zero salary compensation for this role.

Other business experience in the past three years:

- Employer: Team Grit LLC
  Title: CTO
  Dates of Service: January, 2021 - Present
  Responsibilities: Leads technical strategy and game design, ensures game development efficiency, and champions innovation in gameplay to ensure the best experience for players. Jonathan works less than 1 hour per week at Team Grit LLC.

Other business experience in the past three years:

- Employer: Uber Entertainment
  Title: CTO
  Dates of Service: January, 2008 - Present
  Responsibilities: Leads technical strategy, ensures game development efficiency, and champions innovation in technology and tools. Jonathan works less than 1 hour per week at Uber Entertainment.

Other business experience in the past three years:

- Employer: Planetary Annihilation, Inc.
  Title: CTO and Lead Game Designer
  Dates of Service: August, 2018 - Present
  Responsibilities: Leads technical strategy, ensures game development efficiency, and champions innovation in technology and tools. Jonathan works less than 1 hour per week at Planetary Annihilation, Inc.

Name: Erik Lindquist

Erik Lindquist's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO & Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Erik oversees day-to-day operations and executes against the company's long-term goals. Erik works 40+ hours per week and does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Team Grit LLC
  Title: COO / Partner
  Dates of Service: June, 2019 - Present

Responsibilities: Erik's responsibilities include Operations, Production, and Back Office. Erik works less than 1 hour per week at Team Grit.

Name: Hal Robert (Bob) Berry, Jr.

Hal Robert (Bob) Berry, Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer & Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Provides technical leadership having decades of experience using the Unreal Engine and making RTS games. Hal works 40+ hours per week and does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Team Grit, LLC
  Title: Managing Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Hal's responsibilities include technical leadership and programming. Hal works less than 1 hour per week at Team Grit.

Other business experience in the past three years:

- Employer: Uber Entertainment
  Title: CEO
  Dates of Service: January, 2008 - Present
  Responsibilities: Hal's responsibilities include administration and some operations. Hal works less than 1 hour per week at Uber Entertainment.

Other business experience in the past three years:

- Employer: Planetary Annihilation, Inc.
  Title: CEO
  Dates of Service: August, 2018 - Present
  Responsibilities: Hal guides the company vision, oversees development and operations, and drives growth in the video game market. Hal works less than 1 hour per week at Planetary Annihilation, Inc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational video game or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our video game. Delays or cost overruns in the development of our video game and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our

business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Galactic Annihilation, Inc. was formed on 01 28, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Galactic Annihilation, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Industrial Annihilation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to server infrastructure providers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Dependency on a Single Platform
Relying solely on Steam can be risky. If the game is removed from the platform or if Steam experiences a major outage, it can disrupt sales and hurt the company's bottom line.

External Threats
Cyber-attacks, data breaches, and other security concerns can damage a company's reputation and player trust.

Intellectual Property Risks
The potential for copyright infringement, either by the startup or against it, can lead to legal battles or forced removal of content.

Piracy
While Steam has mechanisms in place to counteract game piracy, it's still a significant concern in the industry, especially in some international markets.

Reputation Management
Negative reviews or press, even if unjustified, can impact sales and reputation. A small misstep, such as a poorly received update, can have long-lasting consequences.

Global Expansion Risks
Expanding into international markets can expose the company to foreign exchange rate risks, cultural differences, and legal challenges in different jurisdictions.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hal Robert (Bob) Berry, Jr.	2,700,000	Common Stock	33.333%
Hal Robert (Bob) Berry, Jr.	10,000	Founders Common Stock	
Erik Lindquist	2,700,000	Common Stock	33.333%
Erik Lindquist	10,000	Founders Common Stock	
Jonathan Mavor	2,700,000	Common Stock	33.333%
Jonathan Mavor	10,000	Founders Common Stock	

The Company's Securities

The Company has authorized Common Stock, and Founders Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,176,190 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,500,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The amount outstanding includes 1,400,000 shares of stock options issued and redeemable for Common Stock. The amount outstanding does not include 1,500,000 options reserved under a stock options plan but unissued.

Material Rights of Common Stock Sold in this Offering

The Amended and Restated Certificate of Incorporation assigns certain Dividend Rights and Liquidation Rights to holders of Common Stock. Please see Exhibit F for more details.

Other Material Rights for Common Stock held by Officers

The Officers of the Company are party to a certain stockholder agreements (each, a "Stockholder Agreement") that restrict their ability to transfer shares. Please see below for a brief summary.

Repurchase Option

In the event of the voluntary or involuntary termination of a Purchaser's employment for any reason (including death or Disability, with or without cause, the Company shall upon the date of such termination (the "Termination Date") have an irrevocable, exclusive option for a period of two months from such date to repurchase all or any portion of the unvested shares held by Purchaser as of the Termination Date at a per share price equal to the purchase price (adjusted for any stock splits, stock dividends and the like).

Right of First Refusal

Before any shares held by Purchaser or any transferee of Purchaser may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the shares.

Founders Common Stock

The amount of security authorized is 150,000 with a total of 30,000 outstanding.

Voting Rights

100 votes for each share of Founders Common Stock.

Material Rights

Other Material Rights

The Amended and Restated Certificate of Incorporation assigns certain Dividend Rights, Liquidation Rights, and Conversion Rights to holders of Founders Common Stock. Please see Exhibit F for more details.

The Officers of the Company hold Founders Common Stock governed by a stockholder agreement as summarized below.

Transfer Restrictions

5.1 Disposition of Shares. Purchaser shall make no disposition of the Shares (other than a permitted transfer under Section 5.2 hereof) unless and until:

(a) Purchaser shall have notified the Company of the proposed disposition and provided a written summary of the terms and conditions of the proposed disposition;

(b) Purchaser shall have complied with all requirements of this Agreement, the Company's Bylaws and any other agreement that the Owner is a party to, in each case that is applicable to the disposition of the Shares; and

(c) Purchaser shall have provided the Company an opinion of counsel in form and substance satisfactory to the Company, that (i) the proposed disposition does not require registration of the Shares under the Securities Act or (ii) all appropriate action necessary for compliance with the registration requirements of the Securities Act or of any exemption from registration available under the Securities Act (including Rule 144) has been taken.

The Company shall not be required to (y) transfer on its books any Shares that have been sold or transferred in violation of the provisions of this Article 5 nor (z) treat as the owner of the Shares, or otherwise to accord voting or dividend rights to, any transferee to whom the Shares have been transferred in contravention of this Agreement.

5.2 Restriction on Transfer. In addition to the restrictions set forth in Section 5.1, the Shares shall not be transferred, assigned, encumbered or otherwise made the subject of disposition in contravention of the Company's First Refusal Right under Article 6 hereof or without the Company's prior written consent. Such restrictions on Transfer, however, shall not be applicable if Purchaser receives prior written consent from the Company to (a) a gratuitous transfer of a portion or all of the Shares made to Purchaser's spouse or issue, including adopted children, or to a trust for the exclusive benefit of Purchaser or Purchaser's spouse or issue, including adopted children, or (b) a transfer of title to the Shares effected pursuant to Purchaser's will or the laws of intestate succession.

Right of First Refusal

The Company has the right of first refusal, exercisable in connection with any proposed Transfer of the Shares as described above.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $81.00
  Number of Securities Sold: 8,100,000
  Use of proceeds: Initial company formation. Company operations.
  Date: February 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Founders Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 30,000
  Use of proceeds: Founders shares.
  Date: September 28, 2023
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If we raise the maximum amout we are seeking for thie raise we will be able to operate for 3-4 months at our current burn rate. In order to extend the runway to our intended Early Access release and first revenue event timing of Q2 2024 we will consider another raise of funds and also cut expenses as may be required.

Foreseeable major expenses based on projections:

As a software company, our largest expense by far is payroll for our development team. We are not planning to expand the team beyond where it is today and may look to cut payroll expenses as required to meet the release timing for our game.

Future operational challenges:

Foremost among operational challenges is the imperative to consistently identify and create the elements that maximize enjoyment for our players. Ensuring that our games not only capture initial interest but also offer enduring appeal is essential. This means we must constantly innovate and refine our offerings, creating experiences that players not only relish in the moment but are also compelled to revisit time and again.

Future challenges related to capital resources:

Securing additional capital is paramount to our sustained growth and innovation. Ensuring consistent financial backing is essential not only for the creation of new games but also for the continued support and enhancement of the game to guarantee that we create an experience that players will enjoy for years.

Future milestones and events:

The largest future milestone ahead of us is the launch of our product on Steam. Naturally to get there we will likely have to raise more funds, either through another formal raise or by the founders investing more funds into the game. Additionally, we will evaluate cutting expenses, primarily payroll, in order to help us reach our goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2023, the Company has capital resources available in the form of a capital contribution from the owners in the amount of $240k, and $387k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support development activities through launch of the product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for less than four months. We would scale back operations and reduce our monthly burn rate to extend our ability to operate. This is based on a projected reduced monthly burn rate of $75k for expenses related to salaries for development of the game.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate at current capacity for four months. This is based on a current monthly burn rate of $320k for expenses related to salaries for development of the game.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an additional equity raise through Start Engine and possible capital contributions from the owners.

Indebtedness

- Creditor: Lender 1 - related party
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  Maturity Date: October 05, 2033
  The loan does not have a maturity date.

- Creditor: Lender 2 - related party
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: October 05, 2033
  The loan does not have a maturity date.

Related Party Transactions

- Name of Entity: Lender 1 - related party
  Names of 20% owners: Hal Berry, Jon Mavor, Erik Lindquist
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Simple loan to fund payroll for Galactic Annihilation
  Material Terms: $50,000 loan with 0% interest rate

- Name of Entity: Lender 2 - related party
  Names of 20% owners: Hal Berry, Jon Mavor
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Simple Loan to fund contractors for Galactic Annihilation
  Material Terms: $500,000 loan. 0% interest.

- Name of Entity: Planetary Annihilation, Inc.
  Names of 20% owners: Hal Berry, Jon Mavor
  Relationship to Company: Planetary Annihilation, Inc. has some of the same officers and 20% owners as Galactic Annihilation, Inc.
  Nature / amount of interest in the transaction: Planetary Annihilation and Galactic Annihilation executed an exclusive License Agreement on January 31, 2021.
  Material Terms: Planetary Annihilation, Inc. grants Galactic Annihilation, Inc. via the licensing agreement exclusive, worldwide, perpetual, royalty-free, irrevocable, and transferable (including the right to sub-license) license to use, reproduce, modify, create Derivative works, transmit, display, import, translate, market, promote, sell, and otherwise distribute (by any means known or hereafter developed, including electronic distribution), separately or integrated with other products, the object code, source code, and the Planetary Annihilation Inc Video Game Currently Known as: Planetary Annihilation and Planetary Annihilation Titans and any Derivative works of the technologies. In consideration for the rights and licenses granted, and subject to the conditions set forth elsewhere in the Agreement, Galactic Annihilation, Inc. will pay Planetary Annihilation, Inc. five percent (5%) of net revenue after costs of third party platform holders (e.g. Epic, Steam, etc.).

Valuation

Pre-Money Valuation: $10,006,500.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a partially diluted basis. The Company has no convertible securities outstanding. The Company has no preferred stock outstanding. In making this calculation, we have assumed: (i) all Founders Common Stock is converted into Common Stock (based on the conversion ratio at the time of launch) and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised. 1,500,000 shares reserved for issuance under a stock plan were not included in the calculation of the pre-money valuation.

We believe our company is uniquely positioned to create, market, and distribute a high-impact, high-revenue game. With a strong track record of success with our previous games, technical and creative excellence, market potential, and our internal model, we have set our pre-money valuation at $10,006,500. A more detailed rationale can be found below:

Strong Intellectual Property and Brand Equity

Track Record of Success: Our team has been making video games for nearly 30 years and has been the force behind some of the best RTS games in history, including Total Annihilation, Supreme Commander, Planetary Annihilation, and more. These games have all been commercial successes, each selling millions of units.

Built-in Fan Base: Our games have developed a loyal following who are actively awaiting our next title. This fan base typically supports us through early adoption and acting as ambassadors for the new game.

Unique IP: The "Annihilation" franchise has sold millions of copies, and the new game is a direct sequel, which not only helps credibility but also aids in marketing and customer acquisition.

Technical and Creative Excellence

Technical Expertise: Our team's unparalleled technical experience in creating RTS games minimizes execution risk and provides a competitive edge in the marketplace.

Innovation: Industrial Annihilation aims to be a unique hybrid, combining factory-building elements with RTS gameplay, addressing a gap in the market and expanding the target audience.

Market Potential and Revenue Projections

Expanding Market: Since the release of Planetary Annihilation, the gaming industry has experienced significant growth, with Steam being a central player. By the end of 2021, Steam boasted over 132 million monthly active users, a marked increase from the 67 million monthly active users reported in 2013. Furthermore, emerging markets, especially in regions like Asia, have shown substantial growth in user numbers. Revenue-wise, Steam's annual game sales reached around $8.2 billion in 2023, up from around $1 billion in 2010.

Solid Foundation: We believe launching a sequel to a popular game like Planetary Annihilation from a decade ago into this thriving ecosystem can capitalize on this expanded user base. Older gamers bring with them the nostalgia factor, while the newer generation, amplified by emerging markets, is drawn by technological advancements and richer narratives. Given the increased interactivity on platforms like Twitch (which reported over 140 million monthly active viewers in 2023) and Discord, a sequel in today's market has the potential to not only echo the success of its predecessor but to surpass it in

terms of both critical reception and revenue. With previous titles like Planetary Annihilation selling over 3 million units, we believe the commercial release of Industrial Annihilation will be supported well by the gaming community.

Profitability: At an MSRP of $39.99, and even with discounts and bundles, the revenue potential is significant.

Internal Model: Using the above information we developed a model that projects out our potential income. We then discounted our projections to present day value to yield a $10M valuation.

Business Model and Distribution

Distribution: The use of Steam as the largest distribution platform for PC games offers the broadest exposure to our global market of RTS fans.

Community Engagement: The community that has built up around our previous titles has been very supportive of our titles by providing valuable feedback and viral marketing.

High Barrier to Entry

High Barrier to Entry: The skill set required for creating high-quality RTS games is rare, making it difficult for potential competitors to enter the space. We believe this gives us a competitive advantage.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.30 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain support and administrative services provided by StartEngine

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Company Employment
  86.0%
  We will use 86% of the funds to hire key personnel for daily operations, including the following roles: Development, Production, Art, and Audio. Wages to be commensurate with training, experience and position.
- Working Capital
  7.5%
  We will use 7.5% of the funds for working capital to cover expenses for marketing the initial launch as well as ongoing day-to-day operations of the Company.
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://planetaryannihilation.com/ (https://galacticannihilation.gg/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/industrialannihilation

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Galactic Annihilation Inc.

[See attached]

GALACTIC ANNIHILATION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Galactic Annihilation, Inc.
Bellevue, Washington

We have reviewed the accompanying financial statements of Galactic Annihilation, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 28, 2023
Los Angeles, California

GALACTIC ANNIHILATION INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	25,164	$	69,344
Total Current Assets		**25,164**		**69,344**
Total Assets	**$**	**25,164**	**$**	**69,344**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Related Parties Loans	$	550,000	$	-
Deferred Revenue		720,000		320,000
Total Current Liabilities		**1,270,000**		**320,000**
Total Liabilities		**1,270,000**		**320,000**
STOCKHOLDERS EQUITY				
Common Stock		81		81
Subscription Receivable		(81)		(81)
Retained Earnings/(Accumulated Deficit)		(1,244,836)		(250,656)
Total Stockholders' Equity		**(1,244,836)**		**(250,656)**
Total Liabilities and Stockholders' Equity	**$**	**25,164**	**$**	**69,344**

See accompanying notes to financial statements.

GALACTIC ANNIHILATION INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	-	$	35,000
Cost of Goods Sold		-		-
Gross profit		-		35,000
Operating expenses				
General and Administrative		58,135		19,747
Research and Development		936,000		265,909
Total operating expenses		994,135		285,656
Operating Income/(Loss)		(994,135)		(250,656)
Interest Expense		-		-
Other Loss/(Income)		45		-
Income/(Loss) before provision for income taxes		(994,180)		(250,656)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(994,180)**	**$**	**(250,656)**

See accompanying notes to financial statements.

GALACTIC ANNIHILATION INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception- January 28, 2021					
Issuance of Stock	8,100,000	$ 81	$ (81)		
Net income/(loss)				$ (250,656)	$ (250,656)
Balance—December 31, 2021	8,100,000	81	(81)	$ (250,656)	**$ (250,656)**
Net income/(loss)				(994,180)	(994,180)
Balance—December 31, 2022	**8,100,000**	**$ 81**	**$ (81)**	**$ (1,244,836)**	**$ (1,244,836)**

See accompanying notes to financial statements.

GALACTIC ANNIHILATION INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(994,180)	$	(250,656)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Deferred Revenue		400,000		320,000
Net cash provided/(used) by operating activities		**(594,180)**		**69,344**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Related Parties Loans		550,000		-
Net cash provided/(used) by financing activities		**550,000**		**-**
Change in Cash		(44,180)		69,344
Cash—beginning of year		69,344		-
Cash—end of year	**$**	**25,164**	**$**	**69,344**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Galactic Annihilation Inc. was incorporated on January 28, 2021 in the state of Delaware. The financial statements of Galactic Annihilation Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington.

Galactic Annihilation Inc. was founded with the core objective of creating captivating and exhilarating real-time strategy (RTS) games. Our primary business model revolves around developing and publishing video games with a focus on the PC gaming market, particularly on Steam.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Galactic Annihilation Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

We generate revenue by selling copies of our games for Industrial Annihilation.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 28, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deferred revenue consists of the following items:

As of Year Ended December 31,	2022	2021
Option Agreement	720,000	320,000
Deferred Revenue	**$ 720,000**	**$ 320,000**

On August 1, 2021, the Company entered into an option agreement with a certain client. This agreement pertained to the development of a vertical slice build for a specific video game project. Pursuant to this agreement, the Company received $320,000 in compensation during the year 2021, followed by an additional payment of $400,000 in 2022. This compensation arrangement is expected to persist until the successful completion of the aforementioned project.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 8,100,000 shares have been issued and are outstanding.

5. DEBT

Related Parties Loan

During the years presented, the Company received loans from two related parties. The details of the loans, and the terms are as follows:

					For the Year Ended December 2022			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Lender 1- related party	$ 500,000	0.00%	8/1/2021	10/31/2021	$ 500,000	$ -	$ 500,000	$ -	$ -	$ -
Lender 2- -related party	$ 50,000	0.00%	11/16/2020	11/16/2020	$ 50,000	$ -	$ 50,000	$ -	$ -	$ -
Total					**$ 550,000**	**$ -**	**$ 550,000**	**$ -**	**$ -**	**$ -**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 550,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 550,000**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	**2022**	**2021**
Net Operating Loss	$ (208,778)	$ (52,638)
Valuation Allowance	208,778	52,638
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	**2022**	**2021**
Net Operating Loss	$ (261,416)	$ (52,638)
Valuation Allowance	261,416	52,638
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022

and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,244,836, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,244,836. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In the fiscal year of 2022, the Company received a loan from its related party (lender 1), the Company with similar ownership structure as Galactic Annihilation Inc., in the amount of $50,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $50,000 and $0, respectively.

In the fiscal year of 2022, the company received a loan from its related party (lender 2), the Company with similar ownership structure as Galactic Annihilation, Inc., in the amount of $500,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $500,000 and $0, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 28, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $994,135, an operating cash flow loss of $594,180, and liquid assets in cash of $25,164, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Galactic Annihilation is not live or open to the public at this moment.

GET A PIECE OF GALACTIC ANNIHILATION

Conquer the Galaxy with the Next Generation of Factory Building & RTS Gameplay

Galactic Annihilation is a gaming, software & services company formed by the creators of the award-winning 'Planetary Annihilation' real-time strategy game that sold 3M+ copies.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


INDUSTRIAL
ANNIHILATION

$0 Raised

REASONS TO INVEST

- MASS MARKET POTENTIAL OF 3.2B GAMERS: Industrial Annihilation serves gamers the next-generation of factory building and real-time strategy with a set of unique features and near infinite replayability.*

- OUR SUCCESS: Industrial Annihilation is the sequel to Planetary Annihilation, an acclaimed real-time strategy game that sold 3M+ copies worldwide after an initial $2.2M raise on Kickstarter.

- EXCLUSIVE IP & EXCEPTIONAL LEADERSHIP: We use the Planetary Annihilation IP, including its dramatically enhanced underlying tech. Our team has 100+ combined years of creating successful video games.

*Source

Invest Now
$1.05 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$499.80	$10.01M

THE PITCH

Real-Time Strategy Just Got Bigger


FROM THE CREATORS OF
PLANETARY ANNIHILATION
TITANS
$2.2M+ RAISED FROM KICKSTARTER
3M+ COPIES SOLD ON PC/OSX/LINUX

At Galactic Annihilation, we develop and publish unique video games based on our hit real-time strategy title, *Planetary Annihilation*, which raised over $2.2 million on Kickstarter and sold over 3 million copies worldwide. We believe *Industrial Annihilation* has the potential to be even bigger and more successful.

Introducing *Industrial Annihilation*, the sequel to *Planetary Annihilation*. With new unique features like our factory building & Real-Time Strategy (RTS) hybrid gameplay that creates near infinite replayability, *Industrial Annihilation* is designed to redefine the RTS genre. According to our research, we are constructing the next-generation of RTS in a way players have never seen before. It's Annihilation-inspired gameplay on a planetary scale.

Now, for the first time ever, we invite you to join us and own a piece of our company, Galactic Annihilation.


INDUSTRIAL
ANNIHILATION
INVEST NOW!
start engine
01:25

**We anticipate Industrial Annihilation will be available on Steam Early Access in 2024, and release the full 1.0 version of the game within the next 2 years. The image depicted above is a pre-alpha visualization. Industrial Annihilation is currently under development and is not yet available on the market. By investing in this offering, you are investing in Galactic Annihilation Inc., the studio developing Industrial Annihilation. You are not investing solely in the Industrial Annihilation game and factors other than the success of the game could affect the value of your investment.*

THE OPPORTUNITY

The Gaming Market Lacks High-Quality, Original RTS Games

We believe there aren't many new, quality, and original RTS games on the market.

Galactic Annihilation is on a mission to tackle this pressing issue in the gaming industry by creating a gaming landscape full of innovation and possibilities. By blending the genres of factory building and RTS into a single, unique gaming experience, *Industrial Annihilation* redefines what RTS games can and should be. The galaxy is at stake, Commander. Claim it.

Industrial Annihilation blends the iconic real-time strategy of the beloved Annihilation series of games with deep factory-building to deliver a blend of genres unlike any you've experienced before.

Build a unique working factory-sim to extract resources, lay production pipelines, construct units, and erect defenses against the corruption of Chaos in an epic singleplayer campaign featuring world-class RTS combat. Or, match wits against other Commanders online in intense co-op and PvP battles.


INTRODUCING
INDUSTRIAL
ANNIHILATION
BUILD
CONSTRUCT
DESTROY
GENRE Factory Building and RTS Hybrid
PLATFORM PC
DEVELOPER Galactic Annihilation Inc.
CO-OP 1-4 Player Co-Op
COMPETITIVE 2-4 Player PVP
ENGINE Unreal 5
IP Annihilation Universe
SCOPE 100s of Hours of Progression
PLAYTIME Infinite Replayability
ANTICIPATED RELEASE Q2 2024
PRICING $39.99

**The image depicted above is a pre-alpha visualization. Industrial Annihilation is currently under development and is not yet available on the market.*

With a rich legacy spanning nearly three decades of experience creating iconic RTS games like *Total Annihilation*, *Command & Conquer: Generals, Supreme Commander* and *Planetary Annihilation*, we believe the Galactic Annihilation development team has a proven track record of delivering exceptional RTS gaming experiences. Galactic Annihilation is now actively working to shape the future of the strategy genre by offering a game we believe is truly unparalleled in today's market.

As *Industrial Annihilation* is the sequel to our wildly successful *Planetary Annihilation* game, we believe we benefit from a substantial, pre-existing addressable market that's eagerly anticipating our next release. What truly sets us apart, however, is our in-depth technical expertise and vast institutional knowledge in this space. We believe we can overcome the intricate challenges associated with developing RTS games because we've done it before successfully. We take great pride in a track record that we believe speaks volumes – millions of players have enjoyed our games.


KEY FEATURES
BUILD THE ULTIMATE FACTORY FOR RTS BATTLES
Create the ultimate kill squad, or build up your artillery to devastate your opponent with tactical nukes. The choices are many, and all yours.
MULTIPLE FACTIONS
Choose from two unique factions to play or battle against - Chaos or Machina. Each faction presents their own unique combate units, playstyles and strategies.
GALACTIC SINGLE PLAYER CAMPAIGN
Play as the Commander who rises to stop the destruction and claim the galaxy, one thrilling mission at a time.
UNSHACKLE COMBAT AI. OR DON'T.
Delegate advanced artificial intelligences to do the fighting for you. Or, roll up your sleeves and get hands-on.

Our business model at Galactic Annihilation revolves around creating and releasing our video games on today's market-leading platforms, with a primary emphasis on PC gaming through channels like Steam. Our revenue generation strategy is quite clear-cut: the total income for each game depends on the number of copies sold, multiplied by the retail price. We're anticipating an MSRP of $39.99 and plan to take advantage of sales and potential bundling opportunities to provide our games at competitive prices over the product's lifecycle.

THE MARKET & OUR TRACTION

Where RTS Legends Craft the Future of Gaming


THE OPPORTUNITY
10M+
RTS FANS
$17.96B
Estimated Revenue in 2023 for the Construction Management & Simulation Genre
132M
ACTIVE STEAM PLAYERS

*Source

What sets Galactic Annihilation apart in today's gaming industry is the scarcity of competition in the unique blend of genres that we're pioneering. Our advantage? A team brimming with rare and elusive RTS expertise, honed over years of crafting iconic games. With a loyal community eagerly awaiting our next Annihilation game, we believe we're poised to meet pent-up demand head-on, infusing the franchise with a fresh and exciting perspective. *Industrial Annihilation's* target market sits at the thrilling crossroads of assembly line and factory games (think Dyson Sphere Program and Factorio) and the classic Annihilation-style RTS games (*Total Annihilation*, *Supreme Commander*, and *Planetary Annihilation*). We plan to build on the success of our previous title, *Planetary Annihilation*, which sold over 3 million units, and envision an even larger audience.


PROVEN
TRACK RECORD
• One of the most successful Kickstarter campaigns
• We raised another few $100K through PayPal on our website
• Top 20 game Kickstarters of all time
• 3M+ copies sold of our game Planetary Annihilation

**The image depicted above is a pre-alpha visualization. Industrial Annihilation is currently under development and is not yet available on the market.*

Galactic Annihilation is not just entering a market but is aiming for an explosive emergence into this unique gaming territory. We have been steadily building momentum after over two years of relentless dedication. Our game is teeming with units, buildings, and more, setting the stage for an accelerated journey towards refining gameplay, conducting rigorous testing, and achieving a level of polish that will ready the game for an anticipated big 2024 Early Access launch on Steam.

WHY INVEST

Join The Next Generation of RTS


INVEST
TODAY
Help us create the next generation of RTS games!

**The image depicted above is a pre-alpha visualization. Industrial Annihilation is currently under development and is not yet available on the market.*

At Galactic Annihilation, we are 100% focused and committed to bringing high-quality and fun gaming experiences to you. With over 200 years combined experience on our team, notable success in our previous games, and unique gaming experience, we believe *Industrial Annihilation* has the potential for greatness.

We invite you to join Galactic Annihilation at what we believe is the forefront of the gaming revolution. Your investment not only supports the development of our groundbreaking new game but also aligns with our unwavering commitment to delivering a top-tier, exhilarating gaming experience.

Join us as we create the next generation of Factory Building and RTS games. Join Galactic Annihilation and invest today.

ABOUT

HEADQUARTERS
1100 Bellevue Way NE STE 8A-557
Bellevue, WA 98004

WEBSITE
View Site

Galactic Annihilation is a gaming, software & services company formed by the creators of the award-winning ‘Planetary Annihilation’ real-time strategy game that sold 3M+ copies.

TEAM



Jonathan Mavor
CEO & Director

Jon Mavor has worked in the game industry since 1993. As a longtime game engine technologist, Jon was the creative and technical lead on Planetary Annihilation. He was a founder of Playfab, one of the leaders in online services for games. Playfab was acquired by Microsoft in 2018.



Erik Lindquist
COO & Director

Erik Lindquist brings 30+ years of executive experience leading technology-enabled companies in a variety of sectors. Prior to joining Galactic Annihilation, he served as COO of Appuri. Prior to this, he was SVP & GM of Business Intelligence Products at TravelClick, a Genstar company, playing a critical role in driving record growth and profitability. Earlier in his career, he held a variety of leadership positions at Oracle, Siebel Systems, and Johnson & Johnson. He has a BA from UCLA, an MBA from The Wharton School at Penn, and an MA from Penn.



Hal Robert (Bob) Berry, Jr.
CTO & Director

Bob Berry has decades of experience leading software companies and projects and was heavily involved in building the Supreme Commander and Planetary Annihilation engines from the ground up. He's also been using the Unreal Engine since its 1.0 release and has shipped several games using the technology. Bob serves as Chief Technology Officer for Industrial Annihilation.



Steven Thompson
Art Director

Steven Thompson has 25 years experience as an Art Director and Cinematics Director, specializing in visual development and art production for games. He has extensive experience in team building, leadership, and art production management, and has contributed to the visual development of popular RTS games Total Annihilation, Supreme Commander and Planetary Annihilation. Steven serves as Art Director for Industrial Annihilation.



John Comes
Design Director

John Comes has had over 22 years of experience as a Creative Director, Game Director, Production Director, and Senior Engineer. John has shipped games on virtually every major platform in the last two decades, including VR and mobile. He has been deeply involved in the development of games using Unreal, Unity, and proprietary engines. He has been in vital roles in the development of hit games like Command & Conquer:Generals, Supreme Commander, Planetary Annihilation, and more.

TERMS

Galactic Annihilation

Overview

PRICE PER SHARE
$1.05

VALUATION
$10.01M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
14,286

MAX NUMBER OF SHARES OFFERED
1,176,190

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Planetary Annihilation on Kickstarter, you are eligible for additional bonus shares.

Time-Based Rewards

Tip of the Spear

Invest within the first 48 hours and receive 15% bonus shares.

Advanced Scouts

Invest within the first 5 days and receive 10% bonus shares.

Aerial Reconnaissance

Invest within the first 10 days and receive 5% bonus shares.

Amount Based Rewards

Private First Class

Invest $500+ and receive Access to Exclusive Beta + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developers.

Corporal Perk

Invest $750+ and receive Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developers.

Sergeant Perk

Invest $1,000+ and receive 3% bonus shares + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developers.

Captain Perk

Invest $2,000+ and receive 5% bonus shares + Producer Credits + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developer.

Major Perk

Invest $10,000+ and receive 10% bonus shares + discuss and advise on the game on a team video call + Producer Credits + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developer.

General Perk

Invest $25,000+ and receive 15% bonus shares + discuss and advise on the game on a team video call + Producer Credits + Access to Exclusive Beta + Unique In-game Mech Commander Skin + invitation to Private Investor Group Discord Where You'd Have Direct Access with the Developer.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Galactic Annihilation, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.05 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $105. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Galactic Annihilation.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

JOHN:

Long past the age of humanity, robots are engaged in a galactic war where even planets are smashed to bits. Your mission is clear: invest in Industrial Annihilation because the galaxy won't conquer itself. Do you accept this mission?

Well get ready and gear up! Because our next big game features a completely unique blend of intricate factory building of hit games like Factorio and Satisfactory with the action-packed real-time strategy genre that includes hits like the Annihilation series, Age of Empires, and Command & Conquer.

STEVE: So who are we? I'm Steve.

JOHN: And I'm John...

STEVE: and we like to blow up planets. We're the folks behind Galactic Annihilation, a gaming company built on finding the fun first.

Our upcoming game, Industrial Annihilation, is all about building an army to conquer the galaxy. The game already has a built-in fanbase, as the sequel to the hugely popular 2015 game Planetary Annihilation, which shipped over 3M units and is still beloved and played by fans almost a decade later.

STEVE: Can you imagine doing anything for a decade?

JOHN: Apart from total domination of the universe? No.

STEVE:

We believe our factory-style approach to RTS base-building will make it more stylish, streamlined, and approachable. With the latest Unreal 5 technology, we're aiming for beautiful renderings, environment, and lighting, allowing you to define your very own style of destruction, and look good while doing it. You'll be able to build intricate production pipelines with an AI on your side that can do the fighting for you.

JOHN:

More ways to play means more ways to conquer! Place your bets on a Titan-class super bot, or go all-in on a game-ending fusion planet crusher. Create the ultimate kill squad, or build up your artillery to devastate your opponent with tactical nukes. The choices are many, and all yours.

STEVE:

Our last game raised over 2.2 million dollars on Kickstarter, and we've got even more ammunition in the chamber: it's you guys, our community. While other games out there find themselves with a decline in players after a few months, you've kept us alive for 10 years. We owe our longevity to our community.

JOHN:

And we believe we've got the technical experience to pull this off. We've been working together for decades, and in this genre of games for 25 years. Combined, our team has over 100 years of RTS development experience, with multiple games under our belts that have sold millions of copies. We also have an exclusive license to all of the Planetary Annihilation IP, including its robust game engine, giving us a huge advantage in development.

STEVE:

We are aiming to release Industrial Annihilation into Steam Early Access in 2024, and release the full 1.0 version of the game within the next 2 years. The global gaming market size was valued at $249B in 2022 and is anticipated to grow to $665B by 2030.

Investing gives you more than just a piece of the game; it makes you a part of the very community that helped bring this game to life.

STEVE:

What's cooler than blowing up robots? Investing in Industrial Annihilation

JOHN:

But there's nothing cooler than blowing up robots.

STEVE:

I know but they don't know that.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GALACTIC ANNIHILATION INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF SEPTEMBER, A.D. 2023, AT 5:53 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4897317 8100
SR# 20233608084

Authentication: 204278251
Date: 09-29-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:53 PM 09/28/2023
FILED 05:53 PM 09/28/2023
SR 20233608084 - File Number 4897317

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GALACTIC ANNIHILATION INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Galactic Annihilation Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (as the same exists or hereafter may be amended, the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Galactic Annihilation Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 28, 2021 under the name "Galactic Annihilation Inc."

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is Galactic Annihilation Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is located at 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of the registered agent of the Corporation at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Founders Common Stock**." The total number of shares that the Corporation is authorized to issue is 15,150,000 shares, of which, (a) 15,000,000 shall be Common Stock, with a par value of $0.00001 per share and (b) 150,000 shall be Founders Common Stock, with a par value of $0.00001 per share.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

B. **Rights, Preferences and Restrictions of Founders Common Stock.** The rights, preferences, privileges and restrictions granted to and imposed on the Founders Common Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Founders Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than dividends payable solely in Common Stock or Common Stock Equivalents, as defined below), when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Common Stock into Common Stock).

2. **Liquidation**.

(a) **Actual Liquidation.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Common Stock and the holders of Founders Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Common Stock into Common Stock).

(b) **Deemed Liquidation**. For purposes of this Section 1, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "**Liquidation Transaction**"); provided, that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the

Corporation, (ii) an equity financing in which the Corporation is the surviving corporation or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a merger or consolidation of the Corporation that is deemed pursuant to this Section 1(a) to be a Liquidation Transaction, all references in this Section 1 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this Section 1(a) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

3. **Redemption.** The Founders Common Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Founders Common Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert to Common Stock.**

(i) Subject to Section 3(b) below below, each share of Founders Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price (as defined below) of the Founders Common Stock by the Conversion Price applicable to such shares (the conversion rate for Founders Common Stock into Common Stock is referred to herein as the "**Conversion Rate**"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.

(ii) Any of the following events occurring by or with respect to any holder of Founders Common Stock shall be deemed an election by such holder of an option to convert such holder's shares of Founders Common Stock into Common Stock and each such share of Founders Common Stock shall automatically convert into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of the Founders Common Stock by the Founders Common Stock Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such event:

(A) Any transfer of shares of Founders Common Stock by such holder to any transferee that is not then (I) a current holder of Founders Common Stock, (II) a family member of a then-current holder of Founders Common Stock, (III) a family member of a then-current holder of Founders Common Stock or (IV) a trust for the benefit of (aa) a then-current holder of Founders Common Stock or (bb) a family member of a then-current holder of Founders Common Stock;

(B) Any termination for Cause (as defined below) by the Corporation of the holder's status as a Service Provider; or

(C) Any resignation by such holder as a Service Provider that is not a resignation for Good Reason (as defined below).

(iii) The Original Issue Price of the Founders Common Stock is $0.0001. The initial Founders Common Stock Conversion Price per share of Founders Common Stock shall be $0.0001. Such initial Conversion Price shall be subject to adjustment as set forth in Section 3(c) below below.

(iv) Certain Definitions. For purposes of this First Amended and Restated Certificate of Incorporation (as the same may be amended from time to time in accordance with its terms and applicable law, the "**Certificate of Incorporation**"), the following terms shall have the meanings indicated:

(A) "**Cause**" shall mean:

(I) The holder's willful misconduct or gross negligence in the performance of such holder's duties as an officer, employee or consultant of or to the Corporation;

(II) The holder's refusal to comply in any material respect with the legal directives of such holder's immediate supervisor or the Board of Directors so long as such directives are not inconsistent with such holder's position and duties, and such refusal to comply is not remedied within ten working days after written notice from the Board of Directors, which written notice shall state that failure to remedy such conduct may result in termination for Cause;

(III) The holder's continued violation of such holder's material duties or the continued negligent performance of the holder's material duties, in each case after there has been delivered to the holder by the Board of Directors a written demand for performance that describes the basis for the Board of Directors' belief that the holder has not substantially performed the holder's duties and the holder does not substantially perform such duties within ten days of the date of such notice;

(IV) The holder's dishonest or fraudulent conduct, a deliberate attempt to do an injury to the Corporation or conduct that materially discredits the Corporation or is materially detrimental to the reputation of the Corporation, including, but not limited to, fraud, embezzlement or the conviction of any felony (including a plea of "guilty," "no contest," nolo contendere or the equivalent) under the laws of the United States, any state thereof or any foreign nation;

(V) The holder's breach of any written agreement the holder entered, enter or shall enter into with the Corporation regarding employment, confidentiality or intellectual property;

(VI) Theft or other misappropriation by the holder of the Corporation's proprietary information; or

(VII) Any unauthorized use or disclosure by the holder of the Corporation's confidential information or trade secrets, which use or disclosure causes material harm to the Corporation.

(B) "**Corporate Transaction**" shall mean the consummation of any of the following transactions, whether accomplished through one transaction or a series of related transactions:

(I) The consummation of a merger or consolidation of the Corporation with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Corporation immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (y) the continuing or surviving entity and (z) any direct or indirect parent corporation of such continuing or surviving entity;

(II) The consummation of the sale, transfer or other disposition of all or substantially all of the Corporation's assets or the stockholders of the Corporation approve a plan of complete liquidation of the Corporation;

(III) Any transaction that triggers the liquidation preference provisions, if any, of the Certificate of Incorporation; or

(IV) Any "**person**" (as defined below) who, by the acquisition or aggregation of securities, is or becomes the "**beneficial owner**" (as defined in Rule 13d-3 under the U.S. Securities and Exchange Act of 1934, as amended (the "**Exchange Act**")), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation's then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors (the "**Base Capital Stock**"); except that any change in the relative beneficial ownership of the Corporation's securities by any person resulting solely from a reduction in the aggregate number of outstanding shares of Base Capital Stock, and any decrease thereafter in such person's ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person's beneficial ownership of any securities of the Corporation.

For purposes of this Section 4(a)(iv)(B), the term "**person**" shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude (Y) a trustee or other fiduciary holding securities under an employee benefit plan maintained by the Company or a Parent or Subsidiary and (Z) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Stock.

Notwithstanding the foregoing, the term "**Corporate Transaction**" shall not include (aa) a transaction the sole purpose of which is to change the state of the Corporation's incorporation, (bb) a transaction the sole purpose of which is to form a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately before such transaction, (cc) a transaction the sole purpose of which is to make an

initial public offering of the Corporation's stock, (dd) any change in the beneficial ownership of the securities of the Corporation as a result of a private financing of the Corporation that is approved by the Board of Directors or (ee) any equity financing pursuant to which the Corporation issues securities for the purpose of raising capital.

(C) A resignation for "**Good Reason**" shall be deemed to occur if **both** of the following occur:

(I) There is either (aa) a reduction of more than 10% of the holder's base compensation unless in connection with or as part of across-the-board reductions similarly affecting all or substantially all similarly-situated Service Providers; (bb) a material adverse change in the holder's Service Provider position or in the holder's title and duties, causing such position to be of materially less stature or materially less responsibility; provided, however, that, a change in title alone shall not constitute such an occurrence; and provided, further, that as of or following the consummation of a Corporate Transaction, changes in the reporting structure that do not materially reduce the holder's duties relative to the Corporation's operations prior to the Corporate Transaction and are a result of the integration of the Corporation into the acquirer's organization shall not constitute grounds for a resignation for "**Good Reason**;" or (ccc) a requirement or demand that the holder relocate to a work site, facility or location that is more than 50 miles from the work site, facility or location at which the holder principally renders services prior to such requirement or demand; **and**

(II) both (aa) within the 30-day period following any event described in Section 4(a)(iv)(C)(I), the holder provides written notice to the Corporation that the holder elects to terminate the holder's position as a Service Provider, setting forth the provision or provisions of Section 4(a)(iv)(C)(I) that form the basis for such resignation and (bb) the Corporation fails to remedy such condition, if remediable, within 30 days after receiving the holder's written notice.

(D) "**Involuntary Termination**" shall mean the termination of the holder's position as a Service Provider by reason of either:

(1) The involuntary discharge of the holder by the Corporation for reasons other than Cause; or

(2) The resignation by the holder for Good Reason.

(E) "**Service Provider**" – The holder shall be deemed to be a "**Service Provider**" to the Corporation for so long as the holder renders periodic services to the Corporation or one or more of its parent entities or subsidiaries as an employee, a director or a consultant.

(b) **Automatic Conversion.** Each share of Founders Common Stock shall automatically be converted into shares of Common Stock at the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Section 3(b) below

below, the Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended; and (ii) the date specified by vote or written consent of the holders of at least two-thirds of the then-outstanding shares of Founders Common Stock, voting together as a single class.

(c) **Mechanics of Conversion.** Before any holder of Founders Common Stock shall be entitled to convert such Founders Common Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Founders Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same into Common Stock and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, (i) either (A) in the event the shares are certificated, issue and deliver to such holder, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or (B) in the event the shares are uncertificated, issue and deliver to such holder, or to such holder's nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Founders Common Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such time on such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Common Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Founders Common Stock shall not be deemed to have converted such Founders Common Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Founders Common Stock for Splits and Combinations.** The Conversion Price of the Founders Common Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits, Combinations, Dividends and Distributions.** In the event the Corporation should at any time after the filing date of this Certificate of Incorporation fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "**Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Conversion Price

of the Founders Common Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Common Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents, with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i) below below.

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Section 3(d).

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Founders Common Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Founders Common Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Stock Combinations.** If the number of shares of Common Stock outstanding at any time after the filing date of this Certificate of Incorporation is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Founders Common Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Common Stock shall be decreased in proportion to such decrease in outstanding shares.

(iv) **No Fractional Shares and Certificate as to Adjustments.**

(A) No fractional shares shall be issued upon the conversion of any share or shares of Founders Common Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Common Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(B) Following the occurrence of each adjustment or readjustment of the Conversion Price of Founders Common Stock pursuant to this Section 3, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Common Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Further, the Corporation shall, upon the written request at any time of any holder of such Founders Common Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Founders Common Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Common Stock.

(e) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Founders Common Stock, in addition to such other remedies as shall be available to a holder of such Founders Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(f) **Notices.** Any notice required or permitted by the provisions of this Section 3 to be given to the holders of shares of Founders Common Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5. **Voting Rights.**

(a) Number of Votes. The holders of Founders Common Stock are entitled to 100 votes for each share of Founders Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

(b) General. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Founders Common Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation (the "**Bylaws**"). Further, the holders of Founders Common Stock shall be entitled to vote upon such matters and in such manner as may be provided by law and by the Certificate of Incorporation and, except as expressly provided by this Certificate of Incorporation, the Bylaws or applicable law, the holders of Common Stock and the holders of Founders Common Stock shall vote together as a single class and on as-converted to Common Stock basis on all matters.

(c) Election of Directors. The holders of record of the shares of Common Stock and Founders Common Stock, voting together as a single class, shall be entitled to elect all directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or classes entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Certificate of Incorporation, a vacancy in any directorship filled by the holders of any class or classes shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or by any remaining director or directors elected by the holders of such class or classes pursuant to this Section 5.

(d) Founders Preferred Stock Protective Provisions. At any time when any shares of Founders Common Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds of the outstanding shares of Founders Common Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

(i) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Transaction or Corporate Transaction, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Certificate of Incorporation or the Bylaws;

(iii) alter, change or otherwise modify or affect the rights, preferences or privileges of the Founders Common Stock;

(iv) (A) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Founders Common Stock with respect to its rights, preferences and privileges or (B) increase or decrease the authorized number of shares of Common Stock, Founders Common Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Founders Common Stock with respect to its rights, preferences and privileges; or

(v) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter or adopt any provision inconsistent with Article XIII.

6. **Status of Converted Stock.** In the event any shares of Founders Common Stock shall be converted pursuant to Section 3 hereof, the shares so converted shall be retired and cancelled, and shall not be re-issued or re-issuable by the Corporation. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Common Stock accordingly, and this Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock, including a reduction in the authorized shares of Founders Common Stock.

7. **Waiver.** Any of the rights, powers, preferences and other terms of the Founders Common Stock set forth herein may be waived on behalf of all holders of Founders Common Stock by the affirmative written consent or vote of the holders of at least two-thirds of the shares of Founders Common Stock then outstanding.

C. Rights, Preferences and Restrictions of Founders Common Stock.

1. **Dividend Rights.** Subject to Section B.1 of Article IV above, the holders of shares of Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends, when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Founders Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Common Stock into Common Stock).

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section B.1 of Article IV.

3. **Redemption.** The Common Stock is not mandatorily redeemable.

4. **Voting Rights.**

(a) The holders of Common Stock (i) shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws, (ii) are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); and (iii) shall be entitled to vote upon such matters and in such manner as may be provided by law; provided, however, that, except as otherwise required by law, holders of Common Stock, as

such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of the Founders Common Stock if the holders of the Founders Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code or an equivalent provision of any other applicable law. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code or an equivalent provision of any other applicable law, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

ARTICLE V

1. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE VI

1. In furtherance and not in limitation of the powers conferred by statute, and except as otherwise set forth herein, the Board of Directors is expressly authorized to make, adopt, amend, alter, rescind or repeal the Bylaws, subject to the power of the stockholders of the Corporation to make, adopt, amend, alter, rescind or repeal any bylaw of the corporation, whether adopted by them or otherwise, to the extent required by the General Corporation Law.

ARTICLE VII

1. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

ARTICLE VIII

1. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that the foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law or other law as so amended.

2. Neither any amendment, repeal or modification of the provisions of this Article VIII, nor the adoption of any provision of the Certificate of Incorporation that is inconsistent with this Article VIII, shall eliminate, reduce the effect of or adversely affect any right or protection a director or former director of the Corporation has or may have at the time of such amendment, repeal or modification with respect to any acts or omissions of such director or former director occurring prior to such amendment, repeal or modification or with respect to any acts, omissions or matter occurring, arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

3. The provisions of this Article VIII shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability of a director which has not been eliminated by the provisions of this Article VIII.

ARTICLE IX

1. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, investigative or otherwise, by reason of the fact that such person or such person's testator or intestate is or was a director of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation, or with respect to action taken or omitted by such person in such capacity. Such right to indemnification shall continue as to a person who has ceased to be a director, and shall inure to the benefit of such person's heirs, executors and personal and legal representatives. These rights of indemnification shall not be exclusive of any other right that any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

2. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such

officers, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

3. Neither any amendment, repeal or modification of the provisions of this Article IX, nor the adoption of any provision of the Certificate of Incorporation that is inconsistent with this Article IX, shall eliminate, reduce the effect of or adversely affect any rights to indemnification or protection that any director, officer or other agent of the Corporation may have at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification or with respect to any matter occurring, or any action or proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

1. Except as otherwise provided in this Certificate of Incorporation and under the General Corporation Law, the Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article X.

ARTICLE XI

1. In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Section 502 and Section 503 of the California Corporations Code shall not apply in all or in part with respect to such repurchases.

ARTICLE XII

1. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court

of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII

1. Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this First Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Section 242 and Section 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on 09/28/2023 .

By: DocuSigned by: Jonathan Mavor
41F16F636DB7481...

Jonathan Mavor
President and Chief Executive Officer